Baudax Bio, Inc.

490 Lapp Rd.

Malvern, Pennsylvania 19355

September 21, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Baudax Bio, Inc. Registration Statement on Form S-1 (File No. 333-274349)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Baudax Bio, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-274349) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 9:30 AM, eastern time, on September 25, 2023, or as soon as thereafter as is practicable.

Please contact Jennifer Porter, Esq. of Goodwin Procter LLP, counsel to the Company, at (445) 207-7806 to provide notice of effectiveness, or if you have any questions or comments concerning this request.

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Very truly yours,

BAUDAX BIO, INC.

By:	/s/ Gerri A. Henwood
	Name:	Gerri A. Henwood
	Title:	Chief Executive Officer

Baudax Bio, Inc. — Acceleration Letter